Exhibit 99.1

ObsEva Appoints Katja Buhrer as Chief Strategy Officer

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – February 1, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, today announced the appointment of Katja Buhrer as Chief Strategy Officer and member of the company’s Executive Committee, effective February 1, 2022. Ms. Buhrer will oversee a range of operational areas including corporate strategy, investor relations and public relations, and will contribute in other areas such as business development and alliance management.

“We are thrilled to welcome Katja to ObsEva at this important time in the company’s growth,” said Brian O’Callaghan, Chief Executive Officer of ObsEva. “Katja is an accomplished corporate development executive whose track record managing strategic transactions, partnerships, and investor relations programs strengthens our leadership team as we prepare to transition to a commercial-stage company. We further look forward to her leadership as we explore new indications, partnerships, and other strategic opportunities that enhance ObsEva’s value.”

Ms. Buhrer’s background spans expertise in corporate strategy, investor relations advisory, financial journalism, and capital markets. She was previously Vice President Corporate Development, Investor Relations, and Chief of Staff at Kindred Biosciences, a veterinary biopharmaceutical company. Ms. Buhrer led various business initiatives at KindredBio, including business development and the M&A process that resulted in KindredBio’s acquisition by Elanco Animal Health in August 2021. Thereafter, she became Chief Operating Officer of KindredBio, a subsidiary of Elanco, during the integration of KindredBio into Elanco. Prior to joining KindredBio, Ms. Buhrer was Managing Director at the investor relations consultancy MBS Value Partners. Her experience is further informed by roles in financial journalism and banking, including as an Editor, Reporter, and Columnist at The Australian Financial Review and in Capital Markets and Trading at Citigroup. Ms. Buhrer earned her Bachelor Commerce/Arts from the University of New South Wales, Australia.

Ms. Buhrer commented, “I am delighted to join ObsEva and collaborate with the executive team to address large, underserved indications that compromise women’s reproductive health. ObsEva’s regulatory, clinical, and strategic advances in the past year, coupled with upcoming catalysts as the company pursues multiple approvals in 2022, make this a compelling opportunity. I look forward to working towards real change in women’s health while enhancing value for our shareholders.”

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates, including the timing, advancement of, and potential therapeutic benefits of such product candidates, the potential for such product candidates to be commercially competitive, expectations regarding regulatory and development milestones, including the potential timing of regulatory submissions to the EMA and FDA and ObsEva’s ability to obtain and maintain regulatory approvals for its product candidates, and the results of interactions with regulatory authorities, and enhancing shareholder value. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with Securities and Exchange Commission (SEC) on March 5, 2021 and in the Report on Form 6-K filed with the SEC on November 4, 2021, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Katja Buhrer

katja.buhrer@obseva.com

+1 (917) 969-3438